Exhibit 99.1

Select Income REIT

Index to Financial Statements

The following consolidated financial statements of Select Income REIT are included on the pages indicated:

Report of Independent Registered Public Accounting Firm

To the Trustees and Shareholders of Select Income REIT

We have audited the accompanying consolidated balance sheet of Select Income REIT as of December 31, 2013, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the period from July 2, 2013 to December 31, 2013. Our audit also included the financial statement schedules listed in the Index to Financial Statements. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Select Income REIT at December 31, 2013, and the consolidated results of its operations and its cash flows for the period from July 2, 2013 to December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 28, 2014

SELECT INCOME REIT

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except par value data)

December 31,
2013
ASSETS
Real estate properties:
Land	$732,509
Buildings and improvements	913,948
1,646,457
Accumulated depreciation	(67,223)
1,579,234

Acquired real estate leases, net	129,426
Cash and cash equivalents	20,025
Restricted cash	42
Rents receivable, net of allowance for doubtful accounts of $936	55,335
Deferred leasing costs, net	5,599
Deferred financing costs, net	4,834
Other assets	7,364
Total assets	$1,801,859

LIABILITIES AND SHAREHOLDERS’ EQUITY

Revolving credit facility	$159,000
Term loan	350,000
Mortgage notes payable	27,147
Accounts payable and accrued expenses	20,655
Assumed real estate lease obligations, net	26,966
Rents collected in advance	8,637
Security deposits	8,359
Due to related persons	2,404
Total liabilities	603,168

Commitments and contingencies

Shareholders’ equity:
Common shares of beneficial interest, $0.01 par value: 75,000,000 shares authorized, 49,829,541 shares issued and outstanding	498
Additional paid in capital	1,160,894
Cumulative net income	144,343
Cumulative other comprehensive loss	(25)
Cumulative common distributions	(107,019)
Total shareholders’ equity	1,198,691
Total liabilities and shareholders’ equity	$1,801,859

See accompanying notes.

SELECT INCOME REIT

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(amounts in thousands, except per share data)

July 2, 2013 to
December 31, 2013

Revenues:
Rental income	$82,847
Tenant reimbursements and other income	15,670
Total revenues	98,517

Expenses:
Real estate taxes	10,486
Other operating expenses	9,011
Depreciation and amortization	17,131
Acquisition related costs	1,313
General and administrative	6,747
Total expenses	44,688

Operating income	53,829

Interest expense (including amortization of debt premiums and deferred financing fees of $742)	(6,511)
Income before income tax benefit and equity in earnings of an investee	47,318
Income tax benefit	176
Equity in earnings of an investee	179
Net income	47,673

Other comprehensive income:
Equity in unrealized gain of an investee	31
Other comprehensive income	31
Comprehensive income	$47,704

Weighted average common shares outstanding	49,758

Net income per common share	$0.96

See accompanying notes.

SELECT INCOME REIT

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(dollars in thousands)

					Cumulative
			Additional	Cumulative	Other	Cumulative
	Number of	Common	Paid In	Net	Comprehensive	Common
	Shares	Shares	Capital	Income	Income	Distributions	Total
Balance at July 1, 2013	39,292,592	$393	$877,108	$96,670	$(56)	$(62,189)	$911,926
Net income	—	—	—	47,673	—	—	47,673
Issuance of shares, net	10,500,000	105	283,494	—	—	—	283,599
Share grants	37,200	—	292	—	—	—	292
Forfeited share grants	(251)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	31	—	31
Distributions to common shareholders	—	—	—	—	—	(44,830)	(44,830)
Balance at December 31, 2013	49,829,541	$498	$1,160,894	$144,343	$(25)	$(107,019)	$1,198,691

See accompanying notes.

SELECT INCOME REIT

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in thousands)

July 2, 2013 to
December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$47,673
Adjustments to reconcile net income to cash provided by operating activities
Depreciation	11,204
Net amortization of debt premiums and deferred financing fees	742
Amortization of acquired real estate leases	6,012
Amortization of deferred leasing costs	456
Provision for losses on rents receivable	306
Straight line rental income	(7,335)
Other non-cash expenses	790
Equity in earnings of equity investments	(179)
Change in assets and liabilities:
Rents receivable	(2,387)
Deferred leasing costs	(466)
Other assets	293
Due from related persons	141
Accounts payable and accrued expenses	337
Rents collected in advance	2,875
Security deposits	(1,276)
Due to related persons	41
Cash provided by operating activities	59,227

CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate acquisitions	(211,012)
Real estate improvements	(3,135)
Cash used in investing activities	(214,147)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares, net	283,598
Proceeds from borrowings	244,000
Payments on borrowings	(320,109)
Distributions to common shareholders	(44,830)
Cash provided by financing activities	162,659

Increase in cash and cash equivalents	7,739
Cash and cash equivalents at beginning of period	12,286
Cash and cash equivalents at end of period	$20,025

Supplemental disclosures:
Interest paid	$5,883
Income taxes paid	$(146)

Non-cash investing activities:
Additions to real estate included in accounts payable and accrued expenses	$(1,095)

Non-cash financing activities:
Issuance of common shares	$293

See accompanying notes.

SELECT INCOME REIT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

Note 1.  Basis of Presentation

Our consolidated financial statements include the 30 properties (251 buildings, leasable lands and easements), or the Initial Properties, which were owned by CommonWealth REIT and its subsidiaries, or CWH, until they were contributed to us by CWH on February 16, 2012.  We were consolidated by CWH through July 1, 2013. As a result of our equity offering on July 2, 2013, CWH’s ownership interest in us decreased to 44.2% and CWH began accounting for its investment in us using the equity method of accounting. These financial statements have been presented for the period CWH accounted for us using the equity method of accounting, or for the period from July 2, 2013 to December 31, 2013.

These consolidated financial statements include our accounts and the accounts of our subsidiaries, all of which are 100% owned directly or indirectly by us. All intercompany transactions and balances with or among our consolidated subsidiaries have been eliminated.

Note 2.  Organization

We were organized as a Maryland real estate investment trust, or REIT, on December 19, 2011 as a wholly owned subsidiary of CWH.  We were organized to primarily own and invest in single tenant, net leased properties.

On February 16, 2012, CWH contributed the Initial Properties to us. In return, we issued to CWH: (i) 22,000,000 common shares (including 1,000 common shares initially issued to CWH in December 2011 in connection with our formation) and (ii) a $400,000 demand promissory note, or the CWH Note.

On March 6, 2012, we commenced a public offering of 8,000,000 common shares. The sale of these shares and an additional 1,200,000 of our common shares pursuant to the full exercise of our IPO underwriters’ option to purchase additional shares closed on March 12, 2012 and we then became a public company. We used the net proceeds from the IPO and borrowings under our revolving credit facility to repay in full the CWH Note.

Note 3.  Summary of Significant Accounting Policies

Use of Estimates.  The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, requires us to make estimates and assumptions that affect reported amounts.  Actual results could differ from those estimates.  Significant estimates in the consolidated financial statements include the allowance for doubtful accounts, purchase price allocations and useful lives of fixed assets.

Real Estate Properties.  As required by GAAP, we have generally adopted the accounting treatment and policies for our properties and business which were previously employed by CWH. We recorded our Initial Properties at cost to CWH and record our other properties at our cost and provide depreciation on real estate investments on a straight line basis over estimated useful lives generally ranging from 7 to 40 years. We and CWH estimated the purchase price allocations and the useful lives of our properties. In some circumstances, we and CWH engaged independent real estate appraisal firms to provide market information and evaluations which are relevant to our purchase price allocations and determinations of useful lives; however, we are ultimately responsible for the purchase price allocations and determinations of useful lives.

We and CWH allocated the purchase prices of our properties to land, building and improvements based on determinations of the relative fair values of these assets assuming the properties are vacant. We and CWH determined the fair value of each property using methods similar to those used by independent appraisers. For properties qualifying as acquired business under Accounting Standards Codification 805 Business Combinations, we and CWH allocated a portion of the purchase price of our properties to above market and below market leases based on the present value (using an interest rate which reflects the risks associated with acquired in place leases at the time each property was acquired by us or CWH) of the difference, if any, between (i) the contractual amounts to be paid pursuant to the acquired in place leases and (ii) our estimates of fair market lease rates for the corresponding leases, measured over a period equal to the terms of the respective leases. We and CWH allocated a portion of the purchase price to acquired in place leases and tenant relationships in an amount, if any, equal to the excess of (i) the purchase price paid for each property, after adjusting existing acquired in place leases to market rental rates, over (ii) the estimated fair value of the property, as if vacant. We and CWH allocated this aggregate value between acquired in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant’s lease. However, we have not separated the value of tenant relationships from the value of acquired in place leases because such value and related amortization expense is immaterial to the accompanying consolidated financial statements. In making these allocations, we considered factors such as estimated carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs, such as leasing commissions, legal and other related expenses, to execute similar leases in current market conditions at the time a property was acquired by us or CWH. If the value of tenant relationships becomes material in the future, we may separately allocate those amounts and amortize the allocated amount over the estimated life of the relationships.

We amortize capitalized above market lease values (included in acquired real estate leases in our consolidated balance sheet) and below market lease values (presented as assumed real estate lease obligations in our consolidated balance sheet) as a reduction or increase, respectively, to rental income over the terms of the associated leases. Such amortization resulted in a change to rental income of ($514) during the period from July 2, 2013 to December 31, 2013. We amortize the value of acquired in place leases (included in acquired real estate leases in our consolidated balance sheet), exclusive of the value of above market and below market acquired in place leases, or Lease Origination Value, over the terms of the associated leases. Such amortization, which is included in depreciation and amortization expense, totaled $5,498 during the period from July 2, 2013 to December 31, 2013. If a lease is terminated prior to its stated expiration, we write off the unamortized amounts relating to that lease.

At December 31, 2013, our acquired real estate leases and assumed real estate lease obligations were as follows:

As of
December 31, 2013
Acquired real estate leases
Capitalized above market lease values	$44,851
Less: accumulated amortization	(14,556)
Capitalized above market lease values, net	30,295

Lease Origination Value	117,491
Less: accumulated amortization	(18,360)
Lease Origination Value, net	99,131

Acquired real estate leases, net	$129,426

Assumed real estate lease obligations
Capitalized below market lease values	$37,776
Less: accumulated amortization	(10,810)
Assumed real estate lease obligations, net	$26,966

Future amortization of net intangible acquired lease assets and liabilities to be recognized over the current terms of the associated leases as of December 31, 2013 are estimated to be $12,621 in 2014, $12,639 in 2015, $12,187 in 2016, $10,948 in 2017, $11,288 in 2018 and $42,777 thereafter.

We recognize impairment losses on real estate investments when indicators of impairment are present and the estimated undiscounted cash flow from our real estate investments is less than the carrying amount of such real estate investments. Impairment indicators may include declining tenant occupancy, lack of progress releasing vacant space, tenant bankruptcies, low long term prospects for improvement in property performance, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and legislative, market or industry changes that could permanently reduce the value of a property. We review our properties for impairment quarterly, or whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. If indicators of impairment are present, we evaluate the carrying value of the related property by comparing it to the expected future undiscounted cash flows expected to be generated from that property. If the sum of these expected future undiscounted cash flows is less than the carrying value, we reduce the net carrying value of the property to its estimated fair value. The determination of undiscounted cash flow includes consideration of many factors including income to be earned from the investment, holding costs (exclusive of interest), estimated selling prices, and prevailing economic and market conditions. Based on these procedures performed, no impairments exist on any of our properties as of December 31, 2013.

Certain of our real estate assets contain hazardous substances, including asbestos. We believe the asbestos at our properties is contained in accordance with current environmental regulations and we have no current plans to remove it. If these properties were demolished today, certain environmental regulations specify the manner in which the asbestos must be removed and we could incur substantial costs complying with such regulations. Certain of our industrial lands in Hawaii may require environmental remediation, especially if the use of those lands is changed; however, we do not have any present plans to change the use of those land parcels or to undertake this environmental cleanup. In general, we do not have any insurance designated to limit any losses that we may incur as a result of known or unknown environmental conditions which are not caused by an insured event, such as, for example, fire or flood, although some of our tenants may maintain such insurance. However, as of December 31, 2013, accrued environmental remediation costs totaling $8,150 were included in accounts payable and accrued expenses in our consolidated balance sheet. Because of the indeterminable timing of the remediation, these amounts have not been discounted to present value. These accrued expenses relate to maintenance of our properties for current uses. The reduction in the accrued balance during 2013 primarily reflects remediation costs paid during 2013. We do not believe that there are environmental conditions at any of our properties that will have a material adverse effect on us. However, no assurances can be given that such conditions are not present in our properties or that other costs we incur to remediate contamination will not have a material adverse effect on our business or financial condition. Charges for environmental remediation costs are included in other operating expenses in the consolidated statements of income and comprehensive income.

Cash and Cash Equivalents.  We consider highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash.  Restricted cash consists of amounts escrowed for future real estate taxes, insurance, leasing costs, capital expenditures and debt service, as required by certain of our mortgage debts.

Deferred Leasing Costs.  Deferred leasing costs include capitalized brokerage, legal and other fees associated with the successful negotiation of leases that are amortized to depreciation and amortization expense on a straight line basis over the terms of the respective leases. Deferred leasing costs totaled $7,858 at December 31, 2013, and accumulated amortization of deferred leasing costs totaled $2,259 at December 31, 2013. Future amortization of deferred leasing costs to be recognized during the current terms of the existing leases as of December 31, 2013, are estimated to be $847 in 2014, $777 in 2015, $627 in 2016, $575 in 2017, $469 in 2018 and $2,304 thereafter.

Deferred Financing Fees.  Deferred financing fees include capitalized issuance or assumption costs related to borrowings that are amortized to interest expense over the terms of the respective loans. Deferred financing fees totaled $7,761 at December 31, 2013, and accumulated amortization of deferred financing fees totaled $2,927 at December 31, 2013. Future amortization of deferred financing fees to be recognized with respect to our loans as of December 31, 2013, are estimated to be $1,914 in 2014, $1,914 in 2015, $751 in 2016, $256 in 2017 and $0 thereafter.

Other Assets.  Other assets consist primarily of deposits on potential acquisitions, our investment in AIC (as described in Note 9) and prepaid real estate taxes and other prepaid expenses. We account for our investment in Affiliates Insurance Company, or AIC, using the equity method of accounting. Significant influence is present through common representation on the boards of trustees or directors of us and AIC. Our Managing Trustees are also owners of Reit Management & Research LLC, or RMR, which is the manager of us and AIC, and each of our Trustees is a director of AIC. See Note 9 for a further discussion of our investment in AIC.

Revenue Recognition.  Rental income from operating leases is recognized on a straight line basis over the lives of lease agreements.  We defer the recognition of contingent rental income, such as percentage rents, until the specific targets that trigger the contingent rental income are achieved. Tenant reimbursements and other income include property level operating expenses and capital expenditures reimbursed by our tenants as well as other incidental revenues. Certain tenants are obligated to pay directly their obligations under their leases for insurance, real estate taxes and certain other expenses and these costs, which have been assumed by the tenants under the terms of their respective leases and are not reflected in our consolidated financial statements. To the extent any tenant responsible for these costs under their respective lease defaults on its lease or it is deemed probable that the tenant will fail to pay for such costs, we would record a liability for such obligation.

Allowance for Doubtful Accounts.  We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of certain tenants to make payments required under their leases. The computation of the allowance is based on the tenants’ payment histories and current credit profiles, as well as other considerations.

Income Taxes.  We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and, accordingly, we generally will not be subject to federal income taxes provided we distribute our taxable income and meet certain other requirements to qualify as a REIT. We are, however, subject to certain state and local taxes.

Cumulative Other Comprehensive Income.  Cumulative other comprehensive income consists of the unrealized gains and losses related to our investment in AIC. See Note 9 for a further discussion of our investment in AIC.

Use of Estimates.  Preparation of these financial statements in conformity with GAAP requires us to make estimates and assumptions that may affect the amounts reported in these consolidated financial statements and related notes. The actual results could differ from these estimates.

Net Income Per Share.  We compute net income per common share using the weighted average number of common shares outstanding. We had no common share equivalents during the periods presented.

New Accounting Pronouncements. Effective January 2013, we adopted Financial Accounting Standards Board, or FASB, Accounting Standards Update No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  This update is the culmination of the FASB’s deliberation on reporting reclassification adjustments from accumulated other comprehensive income, or AOCI.  This standard does not change the current requirements for reporting net income or other comprehensive income.  However, it requires disclosure of amounts reclassified out of AOCI in their entirety, by component, on the face of the statement of operations or in the notes thereto.  Amounts that are not required to be reclassified in their entirety to net income must be cross referenced to other disclosures that provide additional detail.  This update was effective prospectively for interim and annual reporting periods beginning after December 15, 2012.  The implementation of this update did not cause any material changes to the disclosures in, or the presentation of, our condensed consolidated financial statements.

Note 4.  Real Estate Properties

During the period from July 2, 2013 to December 31, 2013, we acquired four properties (six buildings) with a combined 661,260 rentable square feet and a combined weighted average lease term, based on revenues, of 9.6 years for an aggregate purchase price of $226,500, excluding closing costs. We allocated the purchase prices of these acquisitions based on the estimated fair values of the acquired assets and assumed liabilities.  All acquisitions during the period from July 2, 2013 to December 31, 2013 were accounted for as business combinations.  Details of these completed acquisitions are as follows:

								Assumed
							Acquired	Real Estate	Other
		Properties	Square	Purchase		Building and	Real Estate	Lease	Assumed
Date	Location	\Buildings	Feet	Price (1)	Land	Improvements	Leases	Obligations	Liabilities
July 2013	Richmond, VA	1 / 1	310,950	$143,600	$13,849	$109,823	$19,928	$—	$—
October 2013	Vernon Hills, IL (2)	1 / 1	99,579	18,000	4,095	9,882	4,023	—	(1,095)
December 2013	San Jose, CA (2)	2 / 4	250,731	64,900	22,768	36,278	13,964	(8,110)	—
		4 / 6	661,260	$226,500	$40,712	$155,983	$37,915	$(8,110)	$(1,095)

(1)                 Purchase price excludes acquisition related costs.

(2)                 The allocation of purchase price is based on preliminary estimates and may change upon the completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

We committed $541 for expenditures related to approximately 716,000 square feet of leases executed during the period from July 2, 2013 to December 31, 2013. Committed but unspent tenant related obligations based on existing leases as of December 31, 2013, were $4,328.

The future minimum lease payments scheduled to be received by us during the current terms of our leases as of December 31, 2013 are as follows:

Minimum
Year	Lease Payment
2014	$159,233
2015	161,793
2016	156,677
2017	154,696
2018	151,409
Thereafter	1,134,602
$1,918,410

Note 5.  Tenant Concentration and Segment Information

We operate in one business segment: ownership of properties that include buildings and leased industrial lands that are primarily net leased to single tenants, with no one tenant accounting for more than 10% of our total revenues. A “net leased property” or a property being “net leased” means that the building or land lease requires the tenant to pay rent and pay, or reimburse us, for all, or substantially all, property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs, other than, in certain circumstances, roof and structural element related expenditures; in some instances, tenants instead reimburse us for all expenses in excess of certain amounts included in the stated rent. We define a single tenant leased building or land parcel as a building or land parcel with at least 90% of its rentable square footage leased to one tenant. Our buildings and lands are primarily leased to single tenants; however, we do own some multi tenant buildings on the island of Oahu, HI.

Note 6.  Indebtedness

At December 31, 2013 our outstanding indebtedness consisted of the following:

December 31,
2013
Revolving credit facility, due in 2016	$159,000
Term loan, due in 2017	350,000
Mortgage note payable, 5.950% interest rate, including unamortized premium of $1,131, due in 2017 (1)	19,361
Mortgage note payable, 5.689% interest rate, including unamortized premium of $286, due in 2016 (1) (2)	7,786
$536,147

(1)             We assumed these mortgages in connection with our acquisition of certain properties. The stated interest rates for these mortgage debts are the contractually stated rates; we recorded the assumed mortgages at estimated fair value on the date of acquisition and we are amortizing the fair value premiums to interest expense over the respective terms of the mortgages to reduce interest expense to the estimated market interest rates as of the date of acquisition.

(2)             This mortgage note was repaid, at par, in January 2014.

We have a $750,000 unsecured revolving credit facility that is available for general business purposes, including acquisitions. The maturity date of our revolving credit facility is March 11, 2016 and, subject to the payment of an extension fee and meeting certain other conditions, our revolving credit facility includes an option for us to extend the stated maturity date by one year to March 11, 2017.  In addition, our revolving credit facility includes a feature under which maximum borrowings may be increased to $1,000,000 in certain circumstances.  Borrowings under our revolving credit facility bear interest at LIBOR plus a premium.  We also pay a facility fee on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and the facility fee are subject to adjustment based upon changes to our leverage or credit ratings. As of December 31, 2013, the interest rate premium on our revolving credit facility was 130 basis points and our facility fee was 30 basis points.  As of December 31, 2013, the interest rate payable on borrowings under our revolving credit facility was 1.47% and the weighted average annual interest rate for borrowings under the revolving credit facility was 1.48% for the period from July 2, 2013 to December 31, 2013. We can borrow, repay and reborrow funds available under our revolving credit facility until maturity, and no principal repayment is due until maturity. As of December 31, 2013 and February 18, 2014, we had $159,000 and $170,000, respectively, outstanding under our revolving credit facility.

We also have a $350,000 unsecured term loan that matures on July 11, 2017 and is prepayable without penalty at any time. In addition, our term loan includes a feature under which maximum borrowings may be increased to up to $700,000 in certain circumstances. Our term loan bears interest at a rate of LIBOR plus a premium, which was 155 basis points as of December 31, 2013. The interest rate premium is subject to adjustment based upon changes to our leverage or credit ratings. As of December 31, 2013, the interest rate payable for the amount outstanding under our term loan was 1.72% and the weighted average interest rate for the amount outstanding under our term loan was 1.73% for the period from July 2, 2013 to December 31, 2013.

Our revolving credit facility agreement and our term loan agreement provide for acceleration of payment of all amounts due thereunder upon the occurrence and continuation of certain events of default, including a change of control of us, which includes RMR ceasing to act as our business manager and property manager. Our revolving credit facility agreement and our term loan agreement also contain a number of financial and other covenants, including covenants that restrict our ability to incur indebtedness or to make distributions under certain circumstances and require us to maintain financial ratios and a minimum net worth. We believe we were in compliance with the terms of our revolving credit facility and term loan covenants at December 31, 2013.

At December 31, 2013, three of our properties with an aggregate net book value of $29,265 secured two mortgage notes we assumed in connection with our acquisitions of such properties. The aggregate principal amount outstanding under those two mortgage notes as of December 31, 2013, was $25,730. These mortgage notes are non-recourse, subject to certain limited exceptions, and do not contain any material financial covenants.

The required principal payments due during the next five years and thereafter under all our outstanding debt as of December 31, 2013 are as follows:

	Principal
Year	Payment
2014	$230
2015	245
2016	166,755
2017	367,500
2018	—
Therafter	—
	$534,730	(1)

(1)             Total debt outstanding as of December 31, 2013, including unamortized premiums of $1,417, was $536,147.

In January 2014, we repaid, at par, a $7,500 mortgage note which was secured by a building located in Chelmsford, MA. This mortgage was scheduled to mature in 2016.

Note 7.  Fair Value of Financial Instruments

Our financial instruments at December 31, 2013 include cash and cash equivalents, restricted cash, rents receivable, mortgage notes payable, our revolving credit facility, our term loan, amounts due to related persons, accounts payable and other accrued expenses.  At December 31, 2013, the fair value of our financial instruments approximated their carrying values in our consolidated financial statements, except as follows:

	Carrying	Estimated
	Amount	Fair Value
Mortgage notes payable	$27,147	$27,588

We estimate the fair values of our mortgage notes payable by using discounted cash flow analyses and currently prevailing market rates for similar mortgage notes as of December 31, 2013.  These inputs are categorized as level 3 inputs as defined in the fair value hierarchy under the accounting standards for Fair Value Measurements and Disclosures.  Because our inputs are unobservable, our estimated fair value may differ materially from the actual fair value.

Note 8.  Shareholders’ Equity

Share Awards

We have common shares available for issuance under the terms of our equity compensation plan adopted in 2012, or the 2012 Plan. As described in Note 9, we awarded common shares to our officers and certain employees of RMR during the period from July 2, 2013 to December 31, 2013. These common shares vest in five equal annual installments beginning on the date of grant. We include the value of awarded shares in general and administrative expenses ratably over the vesting period.

At December 31, 2013, 2,920,459 common shares remain available for issuance under the 2012 Plan.

Share Issuances:

In July 2013, we sold 10,500,000 of our common shares in a public offering at a price of $28.25 per share, raising net proceeds of approximately $283,599.  We used the net proceeds from this offering to partially repay amounts outstanding under our revolving credit facility and for general business purposes, including acquisitions.

On February 7, 2014 we issued 2,936 shares to RMR as part of its compensation under our business management agreement. See Note 9 for further information regarding this agreement.

Distributions:

In August 2013, we paid a distribution on our common shares of $0.44 per share, or approximately $21,909, to shareholders of record on July 24, 2013.

In November 2013, we paid a distribution on our common shares of $0.46 per share, or approximately $22,922, to shareholders of record on October 24, 2013.

In January 2014, we declared a regular quarterly distribution of $0.46 per common share, or approximately $22,922, to shareholders of record on January 13, 2014. We paid this distribution on February 19, 2014 using existing cash balances and borrowings under our revolving credit facility.

Note 9.  Related Person Transactions

We have adopted written Governance Guidelines that describe the consideration and approval of any related person transactions.  Under these Governance Guidelines, we may not enter into any transaction in which any Trustee or executive officer, any member of the immediate family of any Trustee or executive officer or any other related person, has or will have a direct or indirect material interest unless that transaction has been disclosed or made known to our Board of Trustees and our Board of Trustees reviews and approves or ratifies the transaction by the affirmative vote of a majority of the disinterested Trustees, even if the disinterested Trustees constitute less than a quorum.  If there are no disinterested Trustees, the transaction must be reviewed and approved or ratified by both (i) the affirmative vote of a majority of our Board of Trustees and (ii) the affirmative vote of a majority of our Independent Trustees.  In determining whether to approve or ratify a transaction, our Board of Trustees, or disinterested Trustees or Independent Trustees, as the case may be, also act in accordance with any applicable provisions of our declaration of trust, consider all of the relevant facts and circumstances and approve only those transactions that are fair and reasonable to us and our shareholders.  All related person transactions described below were reviewed and approved or ratified by a majority of the disinterested Trustees or otherwise in accordance with our policies and our declaration of trust, each as described above.  In the case of transactions with us by RMR employees (other than our Trustees and executive officers) subject to our Code of Business Conduct and Ethics, the employee must seek approval from an executive officer who has no interest in the matter for which approval is being requested.  Copies of our Governance Guidelines and Code of Business Conduct and Ethics are available on our website, www.sirreit.com.

RMR: We have no employees.  Personnel and various services we require to operate our business are provided to us by RMR.  We have two agreements with RMR to provide management and administrative services to us: (i) a business management agreement, which relates to our business generally, and (ii) a property management agreement, which relates to our property level operations.

One of our Managing Trustees, Mr. Barry Portnoy, is Chairman, majority owner and an employee of RMR.  Our other Managing Trustee, Mr. Adam Portnoy, is the son of Mr. Barry Portnoy, and an owner, President, Chief Executive Officer and a director of RMR.  Each of our executive officers is also an officer of RMR. Our Independent Trustees also serve as independent directors or independent trustees of other public companies to which RMR provides management services.  Mr. Barry Portnoy serves as a managing director or managing trustee of those companies and Mr. Adam Portnoy serves as a managing trustee of a majority of those companies.  In addition, officers of RMR serve as officers of those companies.

Our Board of Trustees has given our Compensation Committee, which is comprised exclusively of our Independent Trustees, authority to act on our behalf with respect to our management agreements with RMR.  The charter of our Compensation Committee requires the committee to annually review the terms of these agreements, evaluate RMR’s performance under the agreements and determine whether to renew, amend or terminate the management agreements.

In 2013, our Compensation Committee retained FTI Consulting, Inc., a nationally recognized compensation consultant experienced in REIT compensation programs, to assist the committee in developing the terms of the incentive fee payable to RMR under our business management agreement with RMR beginning in 2014. In connection with retaining this consultant, our Compensation Committee determined that the consultant did not have any conflicts of interest which would prevent the consultant from advising the committee.

On December 23, 2013, we and RMR entered into an amended and restated business management agreement, effective with respect to services performed on and after January 1, 2014.  Under the terms of this amended and restated business management agreement:

•                  The annual amount of the base management fee to be paid to RMR by us for each applicable period will be equal to the lesser of:

•                  the sum of (a) 0.5% of the average historical cost of our real estate assets acquired from a REIT to which RMR provided business management or property management services, or the Transferred Assets, immediately prior to the contribution, sale or other transfer of such property to us, plus (b) 0.7% of the average historical cost of our real estate investments excluding the Transferred Assets up to $250,000, plus (c) 0.5% of the average historical cost of our real estate investments excluding the Transferred Assets exceeding $250,000; and

•                  the sum of (a) 0.7% of the average closing price per share of our common shares on the NYSE, during such period, multiplied by the average number of our common shares outstanding during such period, plus the daily weighted average of the aggregate liquidation preference of each class of our preferred shares outstanding during such period, plus the daily weighted average of the aggregate principal amount of our consolidated indebtedness during such period, or, together, our Average Market Capitalization, up to $250,000, plus (b) 0.5% of our Average Market Capitalization exceeding $250,000.

The average historical cost of our real estate investments will include our consolidated assets invested, directly or indirectly, in equity interests in or loans secured by real estate and personal property owned in connection with such real estate (including acquisition related costs and costs which may be allocated to intangibles or are unallocated), all before reserves for depreciation, amortization, impairment charges or bad debts or other similar noncash reserves.

•                  Although the fee calculation is stated in annual percentages, the base management fee will be paid monthly to RMR, ninety percent (90%) in cash and ten percent (10%) in our common shares, which shall be fully-vested when issued.  The number of our common shares to be issued in payment of the base management fee for each month will be equal to the value of 10% of the total base management fee for that month divided by the average daily closing price of our common shares during that month.

•                  The incentive management fee which may be earned by RMR for an annual period will be an amount, subject to a cap based on the value of our outstanding common shares, equal to 12% of the product of (a) our equity market capitalization on the last trading day on the year immediately prior to the relevant measurement period and (b) the amount (expressed as a percentage) by which the total returns per share realized by the holders of our common shares (i.e., share price appreciation plus dividends) exceeds the total shareholder return of the SNL US REIT Equity Index (in each case subject to certain adjustments) for the relevant measurement period. The measurement periods are generally three-year periods ending with the year for which the incentive management fee is being calculated, with shorter periods applicable in the case of the calculation of the incentive management fee for 2014 (one year) and 2015 (two years).

•                  The incentive management fee is payable in our common shares, with one-third of our common shares issued in payment of an incentive management fee vested on the date of issuance, and the remaining two-thirds vesting thereafter in two equal annual installments.  If the issuance of common shares in payment of a portion of the base management fee or incentive management fee would be limited by applicable law and regulations, such portion of the applicable fee will instead be paid in cash.

•                  RMR and certain eligible transferees of our common shares issued in payment of the base management fee or incentive management fee are entitled to demand registration rights, exercisable not more frequently than twice per year, and to “piggy-back” registration rights, with certain expenses to be paid by us.  We and applicable selling shareholders also have agreed to indemnify each other (and their officers, trustees, directors and controlling persons) against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, in connection with any such registration.

The terms of the amended and restated business management agreement described above were approved by our Compensation Committee, which is comprised solely of our Independent Trustees, and the terms of the incentive fee were developed by our Compensation Committee in consultation, with FTI Consulting, Inc., an independent compensation consultant.

For the period beginning on March 12, 2012, the date on which we entered into our business management agreement with RMR, through December 31, 2013, our business management agreement provided for the base business management fee to be paid to RMR at an annual rate equal to the sum of (a) 0.5% of the historical cost of the Transferred Assets, plus (b) with respect to other properties we acquired excluding the Transferred Assets, 0.7% of our aggregate cost of those properties up to and including $250,000, and 0.5% thereafter.  In addition, for 2013, our business management agreement provided for RMR to be paid an incentive fee equal to 15% of the product of (i) the weighted average of our common shares outstanding on a fully diluted basis during a fiscal year and (ii) the excess, if any, of the Normalized FFO Per Share, as defined in the business management agreement, for such fiscal year over the Normalized FFO Per Share for the preceding fiscal year. For purposes of calculating the incentive fee for 2013, Normalized FFO Per Share for 2012 will equal the annualized amount of our Normalized FFO for the period beginning with our initial public offering on March 12, 2012 through December 31, 2012, divided by the weighted average number of common shares outstanding during that period. We recognized business management fees of $5,077 for the period from July 2, 2013 to December 31, 2013.  This amount is included in general and administrative expenses in our consolidated financial statements.

Our property management agreement with RMR provides for management fees equal to 3.0% of gross collected rents and construction supervision fees equal to 5.0% of construction costs.  The aggregate property management and construction supervision fees we recognized were $2,880 for the period from July 2, 2013 to December 31, 2013. This amount is included in operating expenses or has been capitalized, as appropriate, in our consolidated financial statements.

RMR also provides internal audit services to us in return for our share of the total internal audit costs incurred by RMR for us and other publicly owned companies managed by RMR and its affiliates, which amounts are subject to approval by our Compensation Committee.  Our Audit Committee appoints our Director of Internal Audit.  We recognized approximately $111 for these internal costs for the period from July 2, 2013 to December 31, 2013, which is included in general and administrative expenses in our consolidated financial statements.  These internal audit costs are in addition to the business and property management fees we paid to RMR.

We are generally responsible for all of our operating expenses, including certain expenses incurred by RMR on our behalf.  We are generally not responsible for payment of RMR’s employment, office or administration expenses incurred to provide management services to us, except for the employment and related expenses of RMR employees who provide on-site property management services and our share of the staff employed by RMR who perform our internal audit function.  Pursuant to our amended and restated business management agreement, RMR may from time to time negotiate on our behalf with certain third party vendors and suppliers for the procurement of services to us.  As part of this arrangement, we may enter agreements with RMR and other companies to which RMR provides management services for the purpose of obtaining more favorable terms from such vendors and suppliers.

The current terms of both our amended and restated business management agreement with RMR and our property management agreement with RMR end on December 31, 2014 and automatically renew for successive one year terms unless we or RMR give notice of non-renewal before the end of an applicable term.  We or RMR may terminate either agreement upon 60 days’ prior written notice, and RMR may also terminate either agreement upon five business days’ notice if we undergo a change of control, as defined in the applicable agreement.

Under our amended and restated business management agreement with RMR, we acknowledge that RMR may engage in other activities or businesses and act as the manager to any other person or entity (including other REITs) even though such person or entity has investment policies and objectives similar to ours and we are not entitled to preferential treatment in receiving information, recommendations and other services from RMR.  Previously our business management agreement had provided that, with certain exceptions, if we determined to offer for sale or other disposition any real property that, at such time, is of a type within the investment focus of another REIT to which RMR provides management services, we would first offer that property for purchase or disposition to that REIT and negotiate in good faith for such purchase or disposition.  This right of first offer provision was eliminated when the business management agreement was amended and restated on December 23, 2013.

Under the 2012 Plan, we grant restricted shares to certain employees of RMR, some of whom are our officers.  We granted a total of 37,200 restricted shares with an aggregate value of $921 to such persons during the period from July 2, 2013 to December 31, 2013, based upon the closing price of our common shares on the NYSE on the date of grant.  One fifth of those restricted shares vested on the grant dates and one fifth vests on each of the next four anniversaries of the grant dates.  These share grants to RMR employees are in addition to the fees we pay to RMR.  On occasion, we have entered into arrangements with former employees of RMR in connection with the termination of their employment with RMR, providing for the acceleration of vesting of restricted shares previously granted to them under the 2012 Plan.  Additionally, each of our President and Chief Operating Officer and Treasurer and Chief Financial Officer received grants of restricted shares of other companies to which RMR provides management services in their capacities as officers of RMR.

CWH: We were formerly a 100% owned subsidiary of CWH.  CWH is our largest shareholder and, as of February 21, 2014, CWH owned 22,000,000 of our common shares, or approximately 44.1% of our outstanding common shares.  One of our Managing Trustees, Mr. Barry Portnoy, is a managing trustee of CWH.  Our other Managing Trustee, Mr. Adam Portnoy, is a managing trustee and the President of CWH.  In addition, Mr. John Popeo, our Treasurer and Chief Financial Officer, also serves as the treasurer and chief financial officer of CWH, and one of our Independent Trustees, Mr. William Lamkin, is an independent trustee of CWH.  RMR provides management services to both us and CWH.

In March 2012, we completed our IPO of 9,200,000 of our common shares for net proceeds (after deducting underwriters’ discounts and commissions and estimated expenses) of $180,814.  We applied those net proceeds, along with proceeds of our initial borrowings under our then $500,000 revolving credit facility, to repay in full the CWH Note and to reimburse CWH for costs that CWH incurred in connection with our organization and preparation for our IPO.

To facilitate our IPO, we and CWH entered into a transaction agreement that governs our separation from and relationship with CWH.  The transaction agreement provides that, among other things, (1) the current assets and liabilities of the Initial Properties, as of the time of closing of the IPO, were settled between us and CWH so that CWH will retain all pre-closing current assets and liabilities and we will assume all post-closing current assets and liabilities and (2) we will indemnify CWH with respect to any liability relating to any property transferred by CWH to us, including any liability which relates to periods prior to our formation, other than the pre-closing current assets and current liabilities that CWH retained with respect to the Initial Properties.

In March 2013, we entered into a registration agreement with CWH, pursuant to which we agreed to register for resale by CWH up to 22,000,000 of our common shares owned by CWH, or an Offering.  We currently have an effective registration statement on Form S-3 that may provide for that possible resale by CWH.  Under the registration agreement, CWH agreed to pay all expenses incurred by us relating to the registration and sale of the shares in an Offering.  As of December 31, 2013, we paid $636 of expenses related to this agreement which was reimbursed by CWH. Our obligation to register our shares owned by CWH for resale in an Offering is subject to certain conditions and may be terminated in certain circumstances, in each case, as described in the registration agreement.  CWH agreed to indemnify us and our officers, Trustees and controlling persons, and we agreed to indemnify CWH and its officers, trustees and controlling persons, against certain liabilities in connection with an Offering, including liabilities under the Securities Act.

AIC: In 2012, we purchased 20,000 shares of common stock of AIC for approximately $5,335.  Concurrently with this purchase, we entered into an amended and restated shareholders agreement with AIC, RMR, CWH and five other companies to which RMR provides management services.  We, RMR, CWH and these five other companies to which RMR provides management services each currently own 12.5% of AIC.  All of our Trustees and most of the trustees and directors of the other AIC shareholders currently serve on the board of directors of AIC.  RMR provides management and administrative services to AIC pursuant to a management and administrative services agreement with AIC.  Our Governance Guidelines provide that any material transaction between us and AIC shall be reviewed, authorized and approved or ratified by the affirmative votes of both a majority of our Board of Trustees and a majority of our Independent Trustees.  The shareholders agreement among us, the other shareholders of AIC and AIC includes arbitration provisions for the resolution of disputes.

Although we own less than 20% of AIC, we use the equity method to account for this investment because we believe that we have significant influence over AIC as all of our Trustees are also directors of AIC.  Our investment in AIC had a carrying value of $5,913 as of December 31, 2013 which amount is included in other assets on our consolidated balance sheet.  We recognized income of $179 related to our investment in AIC for the period from July 2, 2013 to December 31, 2013. In June 2013, we and the other shareholders of AIC purchased a one-year property insurance policy providing $500,000 of coverage pursuant to an insurance program arranged by AIC and with respect to which AIC is a reinsurer of certain coverage amounts.  We paid AIC a premium, including taxes and fees, of approximately $559 in connection with that policy, which amount may be adjusted from time to time as we acquire or dispose of properties that are included in the policy.  We periodically consider the possibilities for expanding our insurance relationships with AIC to include other types of insurance and may in the future participate in additional insurance offerings AIC may provide or arrange.  We may invest additional amounts in AIC in the future if the expansion of this insurance business requires additional capital, but we are not obligated to do so.  By participating in this insurance business with RMR and the other companies to which RMR provides management services, we expect that we may benefit financially by possibly reducing our insurance expenses or by realizing our pro rata share of any profits of this insurance business.

Directors’ and Officers’ Liability Insurance: In July 2013, we, RMR, CWH and four other companies to which RMR provides management services purchased a combined directors’ and officers’ liability insurance policy providing $10,000 in aggregate primary non-indemnifiable coverage and $5,000 in aggregate excess coverage.  We paid a premium of approximately $133 for this policy.

Note 10.  Selected Quarterly Financial Data (Unaudited)

The following is a summary of our unaudited quarterly results of operations for the third and fourth quarter of 2013:

	2013
	Third	Fourth
	Quarter	Quarter
Total revenues	$48,584	$49,933
Net income	$23,594	$24,079
Net income per common share	$0.47	$0.48
Common distributions declared	$0.44	$0.46

SELECT INCOME REIT

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

December 31, 2013

(dollars in thousands)

	Balance at	Charged to		Balance
	Beginning	Costs and		at End
Description	of Period	Expenses	Deductions	of Period
July 2, 2013 to December 31, 2013:
Allowance for doubtful accounts	$690	$306	$(60)	$936

SELECT INCOME REIT

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2013

(dollars in thousands)

						Initial Cost to Company			Gross Amount Carried at Close of Period (4)
								Costs Capitalized						Original
							Buildings and	Subsequent to		Buildings and		Accumulated	Date	Construction
Property		Location	State	Property Type	Encumbrances (1)	Land	Equipment	Acquisition	Land	Equipment	Total(2)	Depreciation (3)	Acquired	Date
1.	Inverness Center	Birmingham	AL	Mainland Properties	—	4,209	32,096	326	4,209	32,422	36,631	2,490	12/9/2010	1984;1985
2.	Cinram Distribution Center	Huntsville	AL	Mainland Properties	—	5,628	67,373	—	5,628	67,373	73,001	2,246	8/31/2012	1979
3.	Regents Center	Tempe	AZ	Mainland Properties	—	1,125	10,122	1,999	1,125	12,121	13,246	4,691	6/30/1999	1988
4.	Campbell Place	Carlsbad	CA	Mainland Properties	19,360	3,381	17,918	—	3,381	17,918	21,299	560	9/21/2012	2007
5.	Folsom Corporate Center	Folsom	CA	Mainland Properties	—	3,450	25,504	—	3,450	25,504	28,954	1,913	12/17/2010	2008
6.	Bayside Technology Park	Fremont	CA	Mainland Properties	—	5,200	4,860	521	5,200	5,381	10,581	585	3/19/2009	1990
7.	North First Street	San Jose	CA	Mainland Properties	—	6,160	7,961	—	6,160	7,961	14,121	—	12/23/2013	1984
8.	Rio Robles Drive	San Jose	CA	Mainland Properties	—	16,608	28,316	—	16,608	28,316	44,924	—	12/23/2013	1984
9.	350 West Java Drive	Sunnyvale	CA	Mainland Properties	—	11,552	12,461	—	11,552	12,461	24,013	363	11/15/2012	1984
10.	333 Inverness Drive South	Englewood	CO	Mainland Properties	—	3,230	11,801	415	3,230	12,216	15,446	468	6/15/2012	1998
11.	2 Tower Drive	Wallingford	CT	Mainland Properties	—	1,471	2,165	8	1,471	2,173	3,644	397	10/24/2006	1978
12.	1 Targeting Center	Windsor	CT	Mainland Properties	—	1,850	7,226	—	1,850	7,226	9,076	256	7/20/2012	1980
13.	235 Great Pond Road	Windsor	CT	Mainland Properties	—	2,400	9,469	—	2,400	9,469	11,869	335	7/20/2012	2004
14.	2100 NW 82nd Ave	Miami	FL	Mainland Properties	—	144	1,297	376	144	1,673	1,817	542	3/19/1998	1987
15.	King Street Ground Lease	Honolulu	HI	Hawaii Properties	—	1,342	—	—	1,342	—	1,342	—	12/5/2003	—
16.	Mapunapuna Ground Leases	Honolulu	HI	Hawaii Properties	—	333,883	9,404	1,141	334,533	9,895	344,428	2,422	12/5/2003;11/21/2012	—
17.	Safeway Shopping Center	Honolulu	HI	Hawaii Properties	—	11,437	—	161	11,437	161	11,598	49	12/5/2003	—
18.	Salt Lake Shopping Center	Honolulu	HI	Hawaii Properties	—	9,660	—	—	9,660	—	9,660	—	12/5/2003	—
19.	Sand Island Ground Leases	Honolulu	HI	Hawaii Properties	—	94,033	—	170	94,033	170	94,203	10	12/5/2003	—
20.	Sand Island Buildings	Honolulu	HI	Hawaii Properties	—	13,845	11,307	11,220	13,845	22,527	36,372	4,480	12/5/2003;11/23/2004	1953;1959;1966;1970;1972;2004
21.	Waiwai Ground Leases	Honolulu	HI	Hawaii Properties	—	2,112	455	—	2,112	455	2,567	114	12/5/2003	—
22.	Campbell Buildings	Kapolei	HI	Hawaii Properties	—	4,074	7,736	11,908	4,074	19,644	23,718	3,264	6/15/2005	1964;1980;1981;1990;1991
23.	Campbell Easements	Kapolei	HI	Hawaii Properties	—	10,496	—	—	10,496	—	10,496	—	6/15/2005	—
24.	Campbell Ground Leases	Kapolei	HI	Hawaii Properties	—	101,905	—	989	101,905	989	102,894	109	6/15/2005	—
25.	Waipahu Ground Lease	Waipahu	HI	Hawaii Properties	—	717	—	—	717	—	717	—	12/5/2003	—
26.	951 Trails Road	Eldridge	IA	Mainland Properties	—	470	7,480	376	470	7,856	8,326	1,305	4/2/2007	1994

						Initial Cost to Company		Costs Capitalized	Gross Amount Carried at Close of Period (4)					Original
							Buildings and	Subsequent to		Buildings and		Accumulated	Date	Construction
Property		Location	State	Property Type	Encumbrances (1)	Land	Equipment	Acquisition	Land	Equipment	Total(2)	Depreciation (3)	Acquired	Date
27.	2300 N 33rd Ave	Newton	IA	Mainland Properties	—	500	13,236	163	500	13,399	13,899	1,800	9/29/2008	2008
28.	440 North Fairway Drive	Vernon Hills	IL	Mainland Properties	—	4,095	9,882	—	4,095	9,882	13,977	62	10/15/2013	1992
29.	Capitol Tower	Topeka	KS	Mainland Properties	—	1,300	15,918	103	1,300	16,021	17,321	564	7/30/2012	1983
30.	The Atrium at Circleport II	Erlanger	KY	Mainland Properties	—	2,020	9,545	1,035	2,020	10,580	12,600	2,556	6/30/2003	—
31.	300 and 330 Billerica Road	Chelmsford	MA	Mainland Properties	7,787	3,419	14,049	313	3,419	14,362	17,781	747	1/18/2011;9/27/2012	1984
32.	111 Powdermill Road	Maynard	MA	Mainland Properties	—	3,603	26,180	100	3,603	26,280	29,883	4,456	3/30/2007	1990
33.	7001 Columbia Gateway Drive	Columbia	MD	Mainland Properties	—	3,700	24,592	—	3,700	24,592	28,292	615	12/21/2012	2008
34.	3550 Green Court	Ann Arbor	MI	Mainland Properties	—	2,877	9,081	1,004	2,877	10,085	12,962	228	12/21/2012	1998
35.	8687 Carling Road	Liverpool	NY	Mainland Properties	—	375	3,265	1,924	375	5,189	5,564	965	1/6/2006	1997
36.	1212 Pittsford - Victor Road	Pittsford	NY	Mainland Properties	—	528	3,755	465	528	4,220	4,748	1,213	11/30/2004	1965
37.	500 Canal View Boulevard	Rochester	NY	Mainland Properties	—	1,462	12,482	1,201	1,462	13,683	15,145	3,148	1/6/2006	1996
38.	32150 Just Imagine Drive	Avon	OH	Mainland Properties	—	2,200	23,280	—	2,200	23,280	25,480	2,668	5/29/2009	1996
39.	501 Ridge Avenue	Hanover	PA	Mainland Properties	—	4,800	22,200	30	4,800	22,230	27,030	2,940	9/24/2008	1948
40.	16001 North Dallas Parkway	Addison	TX	Mainland Properties	—	10,107	95,124	43	10,107	95,167	105,274	2,180	1/16/2013	1987
41.	Research Park	Austin	TX	Mainland Properties	—	1,441	13,007	660	1,441	13,667	15,108	4,925	6/16/1999	1999
42.	4421 W. John Carp. Freeway	Irving	TX	Mainland Properties	—	542	4,879	553	542	5,432	5,974	2,126	3/19/1998	1995
43.	3600 Wiseman Boulevard	San Antonio	TX	Mainland Properties	—	3,197	12,175	—	3,197	12,175	15,372	228	3/19/2013	2004
44.	1800 Novell Place	Provo	UT	Mainland Properties	—	6,700	78,940	—	6,700	78,940	85,640	3,125	6/1/2012	2000
45.	4885-4931 North 300 West	Provo	UT	Mainland Properties	—	3,400	25,938	—	3,400	25,938	29,338	540	2/28/2013	2009
46.	501 South 5th Street	Richmond	VA	Mainland Properties	—	13,849	109,823	—	13,849	109,823	123,672	1,373	7/2/2013	2009
47.	Orbital Sciences Campus	Sterling	VA	Mainland Properties	—	9,875	62,238	—	9,875	62,238	72,113	1,686	11/29/2012	2000;2001
48.	181 Battaile Drive	Winchester	VA	Mainland Properties	—	1,487	12,854	—	1,487	12,854	14,341	2,479	4/20/2006	1987
Totals					$27,147	$731,859	$877,394	$37,204	$732,509	$913,948	$1,646,457	$67,223

(1)             Includes the unamortized balance of the fair value adjustments.

(2)             Excludes value of real estate intangibles.

(3)             Depreciation on buildings and improvements is provided for periods ranging up to 40 years and on equipment up to 12 years.

(4)             The total aggregate cost for U.S. federal income tax purposes is approximately $1,725,835.

SELECT INCOME REIT

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

December 31, 2013

(dollars in thousands)

Analysis of the carrying amount of real estate properties and accumulated depreciation:

	Real Estate	Accumulated
	Properties	Depreciation
Balance at July 1, 2013	1,446,781	(56,023)
Additions	199,680	(11,204)
Disposals	(4)	4
Balance at December 31, 2013	$1,646,457	$(67,223)